Exhibit 99.1

Fuling Global Announces Chief Financial Officer Transition

- Gilbert Lee Shifts from CFO Post to

Company Consultant, Focused on Global Expansion Initiatives -

- Meihong Pan, Currently Financial Controller, Named Interim CFO -

WENLING, Zhejiang Province, China and ALLENTOWN, Pennsylvania, November 29, 2019 –Fuling Global Inc. (Nasdaq: FORK), (“Fuling Global” or the “Company”), a manufacturer and distributor of environmentally friendly plastic and paper foodservice disposable products, today announced that Gilbert Lee has relinquished his position as Chief Financial Officer and will remain with Fuling Global as a consultant. Mr. Lee had been CFO since before the Company’s initial public offering in 2015. In his new consulting role, he will focus on global expansion and associated operations initiatives and will assist with the CFO transition.

The Company also announced it has named Meihong Pan as Fuling Global’s interim CFO, and it has initiated a search for a CFO. Ms. Pan has been Fuling Global’s financial controller since 2006 and has been with Fuling Global since 2004.

Fuling Global established its first manufacturing facility outside of China, in Allentown, Pennsylvania, in 2015. Earlier this year, the Company opened a manufacturing plant in Monterrey, Mexico, and plans to open a manufacturing plant in Semarang, Indonesia in 2020.

About Fuling Global Inc.

Fuling Global Inc. manufactures and distributes plastic and paper serviceware for the foodservice industry, with precision manufacturing facilities in the U.S., Mexico and China. The Company's plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers primarily from the U.S., China and Europe, including Subway, Wendy's, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Actual results, including, but not limited to, the timing of opening a new facility in Indonesia, may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s annual report and in its other filings with the Securities and Exchange Commission. Fuling Global disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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Company Contact:	Investor and Media Relations Contact:
Fuling Global Inc.	PondelWilkinson Inc.
Gilbert Lee	Judy Lin Sfetcu / Roger Pondel
Email: glee@fulingusa.com	Email: jsfetcu@pondel.com
Phone: +1-610-366-8070 x1835	Phone: +1-310-279-5980